                                  June 6, 2005

VIA FAX AND EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attention:  Jeffrey P. Riedler, Assistant Director
Fax Number: (202) 942-9533

         Re:      LHC Group, Inc.
                  Registration Statement on Form S-1 (File No. 333-120732) Acceleration Request

Ladies and Gentleman:

         LHC Group, Inc. (the "Company"), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests the Commission to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 2:00 p.m., eastern standard time, on Wednesday, June 8, 2005, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

         The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact Peter C. November of Alston & Bird LLP with any questions or comments at 404-881-7872. Thank you for your assistance with this filing.


                                      Sincerely yours,

                                      LHC GROUP, INC.


                                      By:   /s/ Keith G. Myers
                                          -------------------------------------
                                          Keith G. Myers
                                          President and Chief Executive Officer


cc: Peter C. November, Alston & Bird LLP

                                  June 6, 2005


Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:    Jeffrey Riedler

         RE:      LHC GROUP, INC. (THE "COMPANY")
                  REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-120792)

Dear Mr. Riedler:

         As underwriters of the Company's proposed public offering of its Common Stock pursuant to the above-referenced Registration Statement, we hereby join the Company's request for acceleration of the effectiveness of the Registration Statement to 2:00 p.m. on Wednesday, June 8, 2005, or as soon thereafter as is practicable.

         The following information with respect to the distribution of the preliminary prospectus dated May 20, 2005 is furnished pursuant to Rule 460 under the Securities Act of 1933.

                                                              Number of Copies
                                                              ----------------
         To Prospective Underwriters..........................        2,000
         To Securities Dealers................................        2,601
         To Institutional Investors...........................          707
         To Others............................................          150
         Total................................................        5,808

         The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, including the 48-hour delivery requirement contained in such Rule.

                             Very truly yours,

                             JEFFERIES & COMPANY, INC.
                             LEGG MASON WOOD, INCORPORATED
                                  As Representatives of the several Underwriters

                             By: JEFFERIES & COMPANY, INC.

                             By: /s/ Catherine Gemmato-Smith
                                 ------------------------------------------
                                 Name:  Catherine Gemmato-Smith
                                 Title: Managing Director